Financial Statements

Cyber Pop-up, Inc.
For the years ended December 31, 2020 and 2019



Table of Contents

Cyber Pop-up
Profit and Loss
For the years ended December 31, 2020 and 2019

	2020	2019
Income		
Discounts given	-4,855.00	0.00
Sales	109,975.07	12,590.00
Total Income	**$ 105,120.07**	**$ 12,590.00**
Gross Profit	**$ 105,120.07**	**$ 12,590.00**
Expenses		
Advertising & Marketing	6,280.76	171.56
Bank Charges & Fees	2,590.57	839.78
Charity	300.00	0.00
Contractors	41,208.42	330.00
Dues & Subscriptions	3,063.00	0.00
Insurance	2,114.00	0.00
Legal & Professional Services	6,075.65	100.00
Office Supplies & Software	7,008.91	2,328.00
PayPal Fees	0.00	0.00
Payroll Expenses	0.00	0.00
Taxes	2,352.63	0.00
Wages	25,000.00	0.00
Total Payroll Expenses	**$ 27,352.63**	**$ 0.00**
Reimbursements	5,473.76	0.00
Rent & Lease	1,144.00	0.00
Taxes & Licenses	574.78	300.00
Travel	617.20	904.72
Uncategorized Expense	0.00	1.75
Total Expenses	**$ 103,803.68**	**$ 4,975.81**
Net Operating Income	**$ 1,316.39**	**$ 7,614.19**
Other Income		
Foreign Exchange Gain/Loss	-2,691.77	0.00
Non-Taxable Income	50,000.00	0.00
Total Other Income	**$ 47,308.23**	**$ 0.00**
Other Expenses		
Reconciliation Discrepancies	-1.50	0.00
Total Other Expenses	**-$ 1.50**	**$ 0.00**
Net Other Income	**$ 47,309.73**	**$ 0.00**
Net Income	**$ 48,626.12**	**$ 7,614.19**

(Unaudited)

Cyber Pop-up
Balance Sheet
As of December 31, 2020 and 2019

	2020	**2019**
ASSETS		
Current Assets		
Bank Accounts		
Cash and Cash Equivalents	41,094.57	8,831.69
Total Cash and Cash Equivalents	$ 41,094.57	$ 8,831.69
Accounts Receivable		
Accounts Receivable	2,800.00	0.00
Total Accounts Receivable	$ 2,800.00	$ 0.00
Total Current Assets	$ 43,894.57	$ 8,831.69
TOTAL ASSETS	$ 43,894.57	$ 8,831.69
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	0.00	2,590.00
SBA Loan Payable	20,650.00	0.00
Total Other Current Liabilities	$ 20,650.00	$ 2,590.00
Total Current Liabilities	$ 20,650.00	$ 2,590.00
Total Liabilities	$ 20,650.00	$ 2,590.00
Equity		
Common Stock	100.00	100.00
Retained Earnings	23,144.57	6,141.69
Total Equity	$ 23,244.57	$ 6,241.69
TOTAL LIABILITIES AND EQUITY	$ 43,894.57	$ 8,831.69

(Unaudited)

Cyber Pop-up
Statement of Cash Flows
For the years ended December 31, 2020 and 2019

		2020		2019
OPERATING ACTIVITIES				
Net Income		48,626.12		7,614.19
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00		0.00
Accounts Receivable		-2,800.00		0.00
Accounts Payable		-2,590.00		2,590.00
SBA Loan Payable		20,650.00		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	17,850.00	$	2,590.00
Net cash provided by operating activities	$	66,476.12	$	10,204.19
FINANCING ACTIVITIES				
Distributions		-31,623.24		-1,372.50
Net cash provided by financing activities	-$	31,623.24	-$	1,372.50
Net cash increase for period	$	34,852.88	$	8,831.69
Cash at beginning of period		8,831.69		0.00
Cash at end of period	$	43,684.57	$	8,831.69

Cyber Pop-up, Inc.

Statement of Shareholders Equity

For the years ended December 31, 2020 and 2019

	Common Stock	Retained Earnings	Total
Balance as of January 1, 2019	0.00	0.00	0.00
Capital Contribution	100.00	0.00	100.00
Net Income	0.00	7,614.19	7,614.19
Distributions	0.00	-1,472.50	-1,472.50
Balance as of December 31, 2019	100.00	6,141.69	6,241.69
Net Income	0.00	48,626.12	48,626.12
Distributions	0.00	-31,623.24	-31,623.24
Balance as of December 31, 2020	100.00	23,144.57	23,244.57

(unaudited)

Notes To The Financial Statements

1. ORGANIZATION AND PURPOSE

Cyber Pop-Up (the "Company") is a Corporation organized under the laws of the State of Delaware. The Company operates an on-demand service platform intended to provide support for cybersecurity projects and challenges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a. Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b. Fiscal Year

The Company operates on a December 31st year-end.

c. Cash Equivalents

Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2020 and 2019, the Company had cash of $41,095 and $8,832, respectively.

d. Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENTS

During 2021, the Company completed a conversion to a Corporation as a restructuring prior to a priced investment round. There were no other subsequent events during 2021 that require reporting.